UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 SCHEDULE 13D
Under the Securities Exchange Act of 1934

Advent Claymore Convertible Securities and Income Fund (AVK)

(Name of Issuer)

Auction Market Preferred Shares

(Title of Class of Securities)

00764C208
00764C307
00764C406
00764C505
00764C604
00764C703

(CUSIP Number)

George W. Karpus, President
Karpus Management, Inc.,
d/b/a Karpus Investment Management
183 Sully's Trail
Pittsford, New York 14534
(585) 586-4680

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 21, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or
240.13d-1(g), check the following box.

CUSIP No.: 00764C208; 00764C307; 00764C406; 00764C505; 00764C604; 00764C703

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Karpus Management, Inc., d/b/a Karpus Investment Management
I.D. #16-1290558

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b) X

3. SEC Use Only

4. Source of Funds (See Instructions)

AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

N/A

6. Citizenship or Place of Organization

New York

Number of Shares Beneficially Owned by Each reporting Person With:

  7. Sole Voting Power

  1024

  8. Shared Voting Power

  N/A

  9. Sole Dispositive Power

  1024

  10. Shared Dispositive Power

  N/A

11. Aggregate Amount Beneficially Owned by Each Reporting Person

1024

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

N/A

13. Percent of Class Represented by Amount in Row (11)

9.77%
*Item 13, above, is calculated based on the aggregate amount of 10,480 outstanding auction market preferred shares indicated by the Issuer's N-CSR filing, filed with the U.S. Securities and Exchange Commission on January 7, 2011, dated as of October 31, 2010.

14. Type of Reporting Person (See Instructions)

IA

Item 1. Security and Issuer.

Advent Capital Management LLC
1065 Avenue of the Americas
New York, NY 10018

Item 2. Identity and Background.

(a) Karpus Management, Inc., d/b/a Karpus Investment Management (“KIM”), George W. Karpus, President, Director and controlling stockholder, Jo Ann Van Degriff, Partner Emeritus.

(b) The address of KIM’s principal place of business and principal office is: 183 Sully’s Trail, Pittsford, New York 14534.

(c) Principal business and occupation - Investment management for individuals, pension plans, profit sharing plans, corporations, endowments, trusts and others.

(d) None of the Principals, George W. Karpus, Jo Ann Van Degriff (the “Principals”) or KIM has been convicted in the past 5 years of any criminal proceeding (excluding traffic violations).

(e) During the last 5 years none of the Principals or KIM has been a party to a civil proceeding as a result of which any of them is subject to a judgment, decree, or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of the Principals is a United States citizen. KIM is a New York corporation.

Item 3. Source and Amount of Funds or Other Considerations.

KIM, an independent investment advisor, has accumulated 1024shares of Advent Claymore Convertible Securities and Income Fund Auction Market Preferred Shares on behalf of accounts that are managed by KIM (the “Accounts”) under limited powers of attorney, which represents 9.77% of the outstanding shares. All funds that have been utilized in making such purchases are from such Accounts.

Item 4. Purpose of Transaction.

KIM has purchased Shares for the Accounts for investment purposes. Being an independent registered investment advisor, the profile of the Advent Claymore Convertible Securities and Income Fund Auction Market Preferred Shares fits the investment guidelines for various Accounts. Shares have been acquired since June 10, 2008.

Item 5. Interest in Securities of the Issuer.

(a) As of the date of this Report, KIM represents beneficial ownership of 1024 shares or 9.77% of the outstanding shares. George W. Karpus presently owns 37 shares. Mr. Karpus purchased 1 share on July 1, 2010 at $17,500 and 36 shares on June 16, 2011 at $23,250. JoAnn Van Degriff presently owns 2 shares. Ms. van Degriff purchased 2 shares on June 16, 2011 at $23,205. Karpus Management Inc presently owns 3 shares. Karpus Management purchased 3 shares on June 16, 2011 at $23,250. Karpus Investment Managemenr Profit Sharing Plan presently owns 5 shares. The Plan purchased 3 shares on March 1, 2011 at $21,250 and 2 shares on June 16, 2011 at $23,250. None of the other principals of KIM presently own shares of Advent Claymore Convertible Securities and Income Fund Auction Market Preferred Shares.

(b) KIM has the sole power to dispose of and to vote all of such Shares under limited powers of attorney.

(c) Open market purchases for the last 60 days for the Accounts. There have been no dispositions and no acquisitions, other than by such open market purchases:

 Date Shares Price Per Share
 5/16/2011 29  $21,500
 6/7/2011 5  $22,000
 6/16/2011 602  $23,250
 6/21/2011 57  $22,000
The Accounts have the right to receive all dividends from, and any proceeds from the sale of the Shares. None of the Accounts has an interest in Shares constituting more than 5% of the Shares outstanding.

Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer.

Except as described above, there are no contracts, arrangements, understandings or relationships of any kind among the Principals and KIM and between any of them and any other person with respect to any of the Advent Claymore Convertible Securities and Income Fund Auction Market Preferred Shares.

Item 7. Materials to be Filed as Exhibits.

None

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.
Karpus Management, Inc.

By:   /s/
Name:   Cody B. Bartlett Jr., CFA
Title:   Managing Director of Investments
Date:   June 23, 2011